UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AEROSONIC CORPORATION

(Name of Subject Company)

AEROSONIC CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.40 per share

(Title of Class of Securities)

008015307

(CUSIP Number of Class of Securities)

Kevin J. Purcell

Executive Vice President and Chief Financial Officer

1212 North Hercules Avenue

Clearwater, Florida 33765

(727) 461-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

David S. Felman, Esq.

Christopher J. Stephens, Esq.

Hill, Ward & Henderson, P.A.

101 East Kennedy Boulevard

Tampa, Florida 33602

(813) 221-3900

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a press release issued by Aerosonic Corporation and TransDigm Group Incorporated on April 22, 2013, announcing the proposed tender offer and merger.

For Immediate Release

TRANSDIGM GROUP INCORPORATED AND AEROSONIC CORPORATION

ANNOUNCE ACQUISITION AGREEMENT

Aerosonic Stockholders to Receive $7.75 per Share in Cash in $39 Million Transaction

Cleveland, OH and Clearwater, FL – April 22, 2013 – TransDigm Group Incorporated (“TransDigm”) (NYSE: TDG) and Aerosonic Corporation (“Aerosonic”) (NYSE MKT: AIM) today announced a definitive merger agreement, providing for Aerosonic to become an indirect wholly-owned subsidiary of TransDigm. TransDigm and Aerosonic both design, manufacture and supply highly engineered aircraft components.

Under the terms of the agreement, TransDigm will offer to acquire all of the outstanding shares of Aerosonic for $7.75 per share in cash in a transaction valued at approximately $39 million on a fully-diluted basis. The cash consideration represents a premium of approximately 59.8% to Aerosonic’s closing share price on April 19, 2013, and a 77.8% premium to its average trading price over the trailing 60 days. The transaction will be funded with TransDigm’s cash on hand and is not subject to any financing condition.

W. Nicholas Howley, Chairman and Chief Executive Officer of TransDigm stated, “Aerosonic designs and manufactures highly engineered, proprietary air data sensing, test and display components for use primarily in the business jet, helicopter and military markets. Major customers include the U.S. Government and Boeing. About 55% of total revenue is derived from the commercial market and 60% from the aftermarket. We are pleased to have an agreement to acquire Aerosonic. The proprietary nature of these products, along with aftermarket content, fit well with our overall business strategy.”

Doug Hillman, Aerosonic’s President and CEO, stated “We are excited to have Aerosonic join a growth oriented partner and industry leader. This merger will allow Aerosonic to leverage its proprietary air data and display technologies via TransDigm’s broad market presence and financial strength, enhancing the growth prospects of the TransDigm team.”

Under terms of the merger agreement, the parties anticipate TransDigm will commence a tender offer for all of the outstanding shares of Aerosonic on or before May 9, 2013. The tender offer will not be closed until conclusion of the “go shop” period described below. TransDigm’s obligation to accept and purchase Aerosonic common shares tendered pursuant to the offer will be subject to customary closing conditions, including valid tender of common shares representing at least a majority of Aerosonic’s voting power on a fully-diluted basis. If the first-step tender offer is successfully completed, TransDigm will acquire any of the Aerosonic common shares not tendered in the tender offer through a second-step merger transaction in which the remaining shares of Aerosonic are converted into a right to receive the same consideration per share as paid in the tender offer. The merger agreement was unanimously approved by the Board of Directors of Aerosonic and the Board recommends that Aerosonic stockholders tender their shares in the tender offer contemplated by the merger agreement.

As contemplated by the merger agreement, Aerosonic, with the assistance of its independent advisors, will solicit superior proposals from third parties during the next 40 days. Aerosonic does not anticipate disclosing any developments regarding this process unless and until its Board of Directors makes a decision with respect to a potential superior proposal. There is no assurance that this process will result in a superior proposal. TransDigm will terminate its tender offer if Aerosonic accepts a superior proposal and terminates the merger agreement in accordance with its terms.

Advisors

Baker & Hostetler LLP is acting as legal advisor to TransDigm. Bluestone Capital Partners is acting as financial advisor and Hill Ward Henderson, PA is acting as legal advisor to Aerosonic. Hyde Park Capital also provided financial advice to Aerosonic’s Board of Directors with respect to the transaction.

About TransDigm

TransDigm, through its wholly-owned subsidiaries, is a leading global designer, producer and supplier of highly engineered aircraft components for use on nearly all commercial and military aircraft in service today. Major product offerings, substantially all of which are ultimately provided to end-users in the aerospace industry, include mechanical/electro-mechanical actuators and controls, ignition systems and engine technology, specialized pumps and valves, power conditioning devices, specialized AC/DC electric motors and generators, NiCad batteries and chargers, engineered latching and locking devices, rods and locking devices, engineered connectors and elastomers, cockpit security components and systems, specialized cockpit displays, aircraft audio systems, specialized lavatory components, seatbelts and safety restraints, engineered interior surfaces and lighting and control technology.

About Aerosonic Corporation

Aerosonic designs and manufactures proprietary, highly engineered aviation components for use on commercial and military aircraft. Major product offerings include both mechanical and digital altimeters, airspeed indicators, rate of climb indicators, microprocessor controlled air data test sets, angle of attack stall warning systems, integrated air data sensors and other aircraft sensors, monitoring systems and flight instrumentation.

IMPORTANT INFORMATION ABOUT THE TENDER OFFER

This press release is not an offer to purchase or a solicitation of an offer to sell securities of Aerosonic. The planned tender offer by TransDigm for all of the outstanding shares of common stock of Aerosonic has not been commenced. On commencement of the tender offer, TransDigm will mail to Aerosonic stockholders an offer to purchase and related materials and Aerosonic will mail to its stockholders a solicitation/recommendation statement with respect to the tender offer. TransDigm will file its offer to purchase with the Securities and Exchange Commission (the “SEC”) on Schedule TO, and Aerosonic will file its solicitation/recommendation statement with the SEC on Schedule 14D-9. AEROSONIC STOCKHOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE, SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING TERMS AND CONDITIONS OF THE OFFER. Aerosonic stockholders may obtain a free copy of these materials (when they become available) and other documents filed by TransDigm or Aerosonic with the SEC at the website maintained by the SEC at www.sec.gov. These materials also may be obtained (when they become available) for free by contacting the information agent for the tender offer (when one is selected).

Some of the statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. These statements are related to the expected timing, completion and effects of the proposed transaction or other future events, , and may be identified by terminology such as “may,” “will,” “should,” “expects,” “scheduled,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “potential,” or “continue,” or the negative of such terms, or other comparable terminology. These statements are only predictions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Aerosonic and TransDigm might not be able to complete the proposed transaction on terms described above, other acceptable terms or at all because of a failure to satisfy closing conditions, including receipt of sufficient tenders, or other factors. Aerosonic and TransDigm make no promise to update any forward-looking statement, whether as a result of changes in underlying factors, new information, future events or otherwise.

Media / Investor Contacts

For TransDigm Group Incorporated TransDigm Group Incorporated Liza Sabol Investor Relations (216) 706-2945 ir@transdigm.com	For Aerosonic Corporation Aerosonic Corporation Mark Perkins Executive Vice President of Sales and Marketing (727) 461-3000 mperkins@aerosonic.com